

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2022

Stamatios Tsantanis
Chairman & Chief Executive Officer
United Maritime Corp
154 Vouliagmenis Avenue
166 74 Glyfada
Greece

Re: United Maritime Corp
Amendment No. 1 to Draft Registration Statement on Form 20FR-12B
Submitted April 14, 2022
CIK No. 0001912847

Dear Mr. Tsantanis:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form 20FR-12B

United Maritime Predecessor Financial Statements, page F-1

1.   Please provide updated financial statements and corresponding information throughout your submission in accordance with Item 8.A.4. of Form 20-F.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Will Vogel